Exhibit (a)(1)(E)(iii)

AMENDMENT TO
WARRANT TO PURCHASE COMMON STOCK
(with respect to $2.00 Warrants)

This Amendment (this “Amendment”) to Warrant to Purchase Common Stock (the “Warrant”), is made and entered into effective as of the Expiration Date (as defined in this Amendment), by and between Monster Digital, Inc., a Delaware corporation (the “Company”), and the undersigned (the “Holder”). Capitalized terms used but not otherwise defined herein shall have the same meanings as set forth in the Warrant.

WHEREAS, the Warrant is one of a series of warrants of like tenor to purchase shares of the Company’s common stock at an exercise price of $2.00 per share issued to investors participating in certain of the Company’s private offerings which closing occurred from January 2017 to September 2017; and

WHEREAS, in connection with the Company’s tender offer to eligible holders of record as of September 19, 2017 who are “accredited investors” (as that term is defined in Rule 501(a) promulgated under the Securities Act of 1933, as amended), of the Company’s outstanding warrants, with respect to the amendment and exercise of such warrants, including the Warrant, to purchase an aggregate of 4,421,676 shares of common stock of the Company as set forth in that certain Offer to Amend and Exercise Warrants to Purchase Common Stock dated September 22, 2017, a copy of which has been delivered to the Holder, the Company and the Holder desire to amend the Warrant as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and conditions contained herein, the parties hereby agree as follows:

1.    Expiration Date. “Expiration Date” as used in the Warrant will mean October 30, 2017, as may be extended by the Company in its sole discretion but in all cases contemporaneous with any extension of the expiration date of that Offer to Amend and Exercise Warrants to Purchase Common Stock dated September 22, 2017 (the “Offer to Amend and Exercise”).

2.    Exercise Price. “Exercise Price” as used in the Warrant means $0.45 per share of Common Stock, subject to adjustment as provided therein.”

3.    Exercise Procedures. Section 3(a) of the Warrant is hereby amended and restated in its entirety as follows:

“(a) On July 3, 2017, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, the Company’s wholly owned subsidiary, Monster Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Innovate Biopharmaceuticals, Inc., a Delaware corporation (“Innovate”). Under the terms of the Merger Agreement, pending Company stockholder approval of the transaction, Merger Sub will merge into Innovate with Innovate surviving the merger and becoming a wholly-owned subsidiary of Monster (the “Merger”).On August 25, 2017, the Company filed a proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Proxy Statement”) with respect to a special meeting of stockholders to take place on October 31, 2017 (the “Special Meeting”) to approve the Merger as well as other matters, including Proposal No. 6 therein whereby Company stockholders will vote at the Special Meeting to those matters set forth in the Offer to Amend and Exercise. The exercise of this Warrant is expressly contingent on the approval of Proposal No. 6 by Company stockholders at the Special Meeting.

(b) In order to exercise the purchase rights represented by this Warrant, there must be delivery by the Holders before 5:00 P.M., Pacific Time, on the Expiration Date, of all of the following: (a) a signed copy of the Election to Consent, Participate and Exercise Warrant (as defined in the Offer to Amend and Exercise), (b) a signed copy of an Accredited Investor Questionnaire, (c) the original copy of this Warrant (or an Affidavit of Loss and Indemnification Agreement in the form required by the Offer to Amend and Exercise) for cancellation, and (d) cash in the amount equal to $0.45 per share multiplied by the number of Warrant Shares the Holder elects to purchase (collectively, the “Acceptance and Exercise Documents“). The cash may be tendered in the form of a check payable to “Corporate Stock Transfer as Warrant Agent for Monster Digital, Inc.”, or by wire transfer to the Company’s escrow account at Corporate Stock Transfer, Inc. which is acting as the Escrow Agent for the Company (the “Escrow Agent”), as set forth in the Election to Consent, Participate and Exercise Warrant. Each of the Acceptance and Exercise Documents must be properly delivered, before the Expiration Date to: Monster Digital, Inc., 2655 First Street, Suite 250, Simi Valley, CA, 93065, Attention: Chief Financial Officer (or in the case of the cash exercise price, pursuant to the wire or check delivery instructions set forth in the Election to Consent, Participate and Exercise Warrant). This Amendment shall be deemed ineffective and null and void if all of the Acceptance and Exercise Documents are not delivered in accordance herewith prior to 5:00 P.M., Pacific Time, on the Expiration Date or if Proposal No. 6 is not approved by Company stockholders at the Special Meeting.

Upon the exercise of this Warrant in compliance with the provisions of Section 3(a) hereof (including approval of Proposal No. 6 by the Company’s stockholders at the Special Meeting), the Company shall promptly issue and deliver to the person or persons entitled to receive the same a certificate or certificates for that number of Warrant Shares issuable upon such exercise. The Company shall pay any and all taxes that may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant; provided, however, that the Company shall not be required to pay any tax which may be payable based on the income of the Holder or in respect of any transfer involved in the registration of any certificates for Warrant Shares or Warrants in a name other than that of the Holder or an affiliate thereof. The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Warrant or receiving Warrant Shares upon exercise hereof.”

4     Necessary Acts. Each party to this Amendment hereby agrees to perform any further acts and to execute and deliver any further documents that may be necessary or required to carry out the intent and provisions of this Amendment and the transactions contemplated hereby.

5.    Governing Law. This Amendment will be governed by and construed under the laws of the State of New York without regard to conflicts of laws principles that would require the application of any other law.

6.    Continued Validity. Except as otherwise expressly provided herein, the Warrant shall remain in full force and effect.

7. Approval of Amendment; No Execution Required. By the Holder’s execution and delivery of an Election to Consent, Participate and Exercise Warrant electing therein to participate in the Offer to Amend and Exercise together with the other Acceptance and Exercise Documents in accordance with the terms of the Offer to Amend and Exercise, each of the Company and the Holder shall be deemed to have authorized, approved and executed this Amendment; provided however that this Amendment shall be null and void if Proposal No. 6 is not approved by Company stockholders at the Special Meeting.